UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-41836

Birkenstock Holding plc

(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Incorporation by Reference

This report on Form 6-K (this "Report") is incorporated by reference into the registration statements of Birkenstock Holding plc (the "Company") on Form F-3 (File No. 333-284905), filed with the U.S. Securities and Exchange Commission (the "SEC") on February 13, 2025, and Form S-8 (File No. 333-274968), filed with the SEC on October 13, 2023, in each case to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing or herein.

Information Contained in this Report on Form 6-K

Results of Annual General Meeting

Birkenstock Holding plc (the “Company”) held its 2025 annual general meeting of shareholders on April 29, 2025 (the “Annual General Meeting”). The Company’s shareholders considered the following proposals, each of which is described in greater detail in the Company’s Notice of 2025 Annual General Meeting, furnished with the Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on March 6, 2025.

Ordinary Resolutions

1.
To receive the Company’s annual report and consolidated accounts for the fiscal year ended September 30, 2024, together with the auditor’s report.

Based on the votes set forth below, the proposal to receive the Company’s annual report and consolidated accounts for the fiscal year ended September 30, 2024, together with the auditor’s report, was approved.

For	Against	Abstain	Broker Non-Vote
172,274,312	3,077	74,824	1

2.
To re-appoint Nisha Kumar as a Class II director of the Company.

Based on the votes set forth below, Nisha Kumar was re-appointed as a Class II director.

For	Against	Abstain	Broker Non-Vote
167,530,144	4,774,127	47,942	1

3.
To re-appoint Nikhil Thukral as a Class II director of the Company.

Based on the votes set forth below, Nikhil Thukral was re-appointed as a Class II director.

For	Against	Abstain	Broker Non-Vote
155,950,912	16,353,068	48,233	1

4.
To re-appoint EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (“EY”) as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2026.

Based on the votes set forth below, the proposal to appoint EY as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2026 was approved.

For	Against	Abstain	Broker Non-Vote
172,281,520	22,333	48,361	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: April 29, 2025	By:/s/ Johannes Liefke______________
Name: Johannes Liefke
Title: Director Legal Affairs